UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Banco Santander (Brasil) S.A.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
Not Applicable
(CUSIP Number)
BRSANBACNOR8
(ISIN Number)
October 6, 2009
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A ISIN No. BRSANBACNOR8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Banco Santander, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 179,239,392,347[1]
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 179,239,392,347[1]
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 179,239,392,347[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 84.21%
12	TYPE OF REPORTING PERSON (See Instructions) FI

1 Does not include 7,239,680 shares owned by Santander Seguros S.A., a wholly-owned subsidiary of Banco Santander (Brasil) S.A.

Item 1(a). Name of Issuer:

Banco Santander (Brasil) S.A.

Item 1(b). Address of Issuer’s Principal Executive Offices:

Avenida Presidente Juscelino Kubitschek, 2041 and 2235 – Bloco A
Vila Olimpia
São Paulo, SP  04543-011
Federative Republic of Brazil

Item 2(a). Name of Person Filing:

Banco Santander, S.A.

Banco Santander, S.A. holds its shares through its direct subsidiaries, Grupo Empresarial Santander, S.L., Santander Insurance Holding, S.L. and Sterrebeeck B.V.

Item 2(b). Address of Principal Business Office or, if none, Residence:

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid), Spain

Item 2(c). Citizenship:

Spanish

Item 2(d). Title of Class of Securities:

Common Shares

Item 2(e). CUSIP Number:

There is no CUSIP number for the common shares.

The ISIN Number of the common shares is BRSANBACNOR8.

Item 3. Filing Pursuant to Rule 240.13d-1(b) or 240.13.d-2(b) or (c).

Not Applicable

Item 4. Ownership.

(a) Amount of securities beneficially owned:

179,239,392,347

(b) Percent of class:

84.21%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 179,239,392,347

(ii) Shared power to vote or to direct the vote: None

(iii) Sole power to dispose or to direct the disposition of: 179,239,392,347

(iv) Shared power to dispose or to direct the disposition of: None

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Banco Santander, S.A. holds its shares through its direct subsidiaries, Grupo Empresarial Santander, S.L., Santander Insurance Holding, S.L. and Sterrebeeck B.V.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANCO SANTANDER, S.A.

Date:	February 15, 2010	By:	/s/ Jose Antonio Álvarez
			Name:	Jose Antonio Álvarez
			Title:	Chief Financial Officer